Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Company Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated May 21, 2018, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Company Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

RPX Corporation

at

$10.50 Net Per Share

Pursuant to the Offer to Purchase dated May 21, 2018

by

Riptide Purchaser, Inc.,

a direct wholly owned subsidiary of

Riptide Parent, LLC,

a wholly owned limited liability company of funds advised by

HGGC, LLC

Riptide Purchaser, Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Riptide Parent, LLC (“Parent”), a Delaware limited liability company and a wholly owned limited liability company of funds advised by HGGC, LLC, a Delaware limited liability company, is offering to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of RPX Corporation, a Delaware corporation (the “Company”), at a purchase price of $10.50 per Company Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such amount per Company Share, or any different amount per Company Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2018 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). Tendering stockholders whose Company Shares are registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Company Shares by Purchaser pursuant to the Offer. Stockholders who hold their Company Shares through a broker, bank or other institution should consult with such institution as to whether it will charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE

AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 18, 2018, UNLESS THE

OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 30, 2018, by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a direct wholly owned subsidiary of Parent. As a result of the Merger, each Company Share outstanding immediately prior to the effective time of the Merger (other than Company Shares held by Parent, Purchaser or the Company (as treasury stock), any wholly-owned subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Company Shares pursuant to, and complies in all respects with, the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”)) will at the effective time of the Merger be converted into the right to receive an amount in cash equal to the Offer Price. Upon consummation of the Merger, the Company will cease to be a publicly traded company.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

The Merger Agreement provides, among other things, that subject to the satisfaction, or waiver by Purchaser, of the Offer Conditions (as defined below), Purchaser will (and Parent will cause Purchaser to) (i) at or as promptly as practicable following the Expiration Time (as defined below) (and in any event, no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) and (ii) at or as promptly as practicable following the Expiration Time (and, in any event, within three (3) business days following the Expiration Date), pay the aggregate Offer Price (by delivery of funds to the Depositary) for, all Company Shares validly tendered and not validly withdrawn pursuant to the Offer. Parent will provide (or cause to be provided to Purchaser) the consideration necessary for Purchaser to comply with the obligations to accept for payment and pay for such Company Shares.

On April 30, 2018, after careful consideration, the board of directors of the Company (the “Company Board”) unanimously (a) determined that it is in the best interests of the Company and the Company stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (b) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (c) resolved to recommend that the Company’s stockholders tender their Company Shares to Purchaser pursuant to the Offer and on the terms and subject to the conditions set forth in the Merger Agreement. The Company Board recommends that Company stockholders accept the Offer and tender their Company Shares in the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the number of Company Shares that are then issued and outstanding, and, if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to adopt the Merger Agreement or consummate the Merger. Parent and Purchaser do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer; however, if the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, Parent, Purchaser and the Company have agreed to take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer.

The Offer is conditioned upon the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things, (a) there having been validly tendered and “received” (within the meaning of Section 251(h)(6) of the DGCL) and not validly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on June 18, 2018 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”) that number of Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the depositary in the Offer) that, when added to the Company Shares already owned by Parent, Purchaser or their respective affiliates and any Company Shares that constitute “rollover stock” (within the meaning of Section 251(h)(6) of the DGCL), represents in the aggregate one (1) Company Share more than 50% of the sum of (i) all Company Shares outstanding at the Expiration Time, plus (ii) the aggregate number of Company Shares that the Company may be required to issue upon conversion, settlement or exercise of all then-outstanding options to purchase Company Shares granted for which the Company has received a notice of exercise prior to the Expiration Time (and as to which Company Shares have not yet been issued to such exercising holders) (the “Minimum Tender Condition”); (b) the expiration or termination of the waiting period (and any extension of such period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “HSR Clearance Condition”); (c) the German Federal Cartel Office (Bundeskartellamt) having either: (i) decided that the prohibition criteria in the German Act against Restraints of Competition 1957, as amended (Gesetz gegen Wettbewerbsbeschränkungen 1957 (the “GWB”)) are not satisfied, or (ii) been deemed to have made such a decision in accordance with the GWB (collectively, the “German Merger Control Clearance Condition”); (d) no law and no judgment, order, decree, ruling, writ, assessment or arbitration award of a governmental authority of competent jurisdiction, whether preliminary, temporary or permanent, being in effect that would restrain, enjoin, prohibit or otherwise make illegal the consummation of the Offer or the Merger (the “Restraint Condition”); and (e) the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”).

Subject to the provisions of the Merger Agreement and applicable law, Purchaser expressly reserves the right, at any time, in its sole discretion, to waive, in whole or in part, any Offer Condition, or modify the terms of the Offer. However, without the prior written consent of the Company, Purchaser is not permitted to (i) reduce the number of Company Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Clearance Condition or the Restraint Condition, (iv) add to the Offer Conditions or make any Offer Condition more difficult to satisfy, (v) extend the Expiration Time other than in accordance with the Merger Agreement, (vi) provide a “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), or (vii) otherwise amend the Offer in any manner adverse to the Company stockholders (other than Parent, Purchaser or any of their respective affiliates) or the Company.

The Merger Agreement provides that, if on any scheduled Expiration Time any Offer Condition (including the Minimum Tender Condition) is not satisfied (other than the condition that Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction of certain conditions of the Offer (the “Officer Certificate Condition”), which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) or such longer period as Parent, Purchaser and the Company may agree in order to permit the satisfaction of such conditions; provided, however, that if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Tender Condition, (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time.

In any case, (a) Purchaser will not be required to, and without the Company’s written consent will not, extend the Offer to a date later than 5:00 p.m., Eastern time on October 30, 2018, (b) subject to the following clauses (c) and (d), Purchaser will not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied, (c) Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff (including any comments issued by the staff of the SEC to any of Parent, Purchaser or the Company), or rules of any securities exchange, and (d) if, at the scheduled Expiration Time, each Offer Condition has been satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), and the proceeds of the debt financing that are expected to be drawn for the purpose of financing the Offer and the Merger and paying related fees and expenses are not available to Parent and Purchaser, in an amount sufficient (in combination with the equity financing committed by funds advised by HGGC, LLC, for the purpose of funding a portion of the aggregate Offer Price and consideration in the Merger) to consummate the transactions contemplated by the Merger Agreement, the Purchaser shall have the right to extend the Offer for one (1) or more periods of ten (10) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as Parent, Purchaser and the Company may agree).

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Company Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Company Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Company Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Company Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Company Shares, or is unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, the Depositary may retain tendered Company Shares on Purchaser’s behalf, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. In all cases, Purchaser will pay for Company Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Company Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Company stockholders may be paid at different times depending upon when the foregoing documents with respect to their Company Shares are actually received by the Depositary. Under no circumstances will interest on the Offer Price for Company Shares be paid to the stockholders of the Company, regardless of any delay in payment for such Company Shares.

Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, may also be withdrawn after July 20, 2018, the date that is sixty (60) days from the date of the commencement of the Offer, unless previously accepted for payment pursuant to the Offer as provided therein.

For a withdrawal of Company Shares to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If certificates evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Company Shares have been tendered for the account of an eligible institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Company Shares.

Withdrawals of Company Shares may not be rescinded. Any Company Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Company Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Offer to Purchase.

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if such determination is challenged by a Company stockholder. None of Purchaser, the Depositary, Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Company Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Company Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Company Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Company Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger in light of its, his or her particular circumstances, as well as any federal estate, gift or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Company Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

May 21, 2018

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